Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-177923
January 10, 2012

Alerian MLP Index ETN

J.P.Morgan

The most liquid, actively traded MLP exchange traded note

- Tracks the benchmark Alerian MLP Index
- Over $2 billion in market capitalization[1]
- No K-1 forms: a single 1099
- Income: quarterly payments based on MLP distributions[5]
- No tax-related[2] performance difference between the ETN's redemption values and the index values

The ETNs are exposed to the credit risk of JPMorgan Chase & Co.

Call 1-800-576-3529, email alerian_etn@jpmorgan.com
www.jpmorgan.com/etn

ETN Details:

Ticker	AMJ
Index	Alerian MLP Index (AMZ)
Issuer	JPMorgan Chase & Co.
Market Capitalization	$3,441,642,210[1]
Daily Average Trading Volume	1,100,552 Notes[3]
Current Yield (Net of Fee)	5.1%[4]
Primary Exchange	NYSE, Arca
Fee[5]	0.85% per annum

[1] This number, which equals the number of ETNs issued as of December 22, 2011 multiplied by the closing price of the ETNs on December 22, 2011, has in some cases been rounded for ease of presentation. This number excludes any ETNs purchased by an affiliate of the Issuer in secondary market transactions and excludes any recently issued and un-transferred ETNs held by these affiliates. This number includes certain other ETNs held by these affiliates.

[2] The tax consequences of the ETNs are uncertain.

[3] This number, which is a measure of the liquidity of the ETNs, is equal to the average number of the ETNs traded across all exchanges over the 3-month period from September 22, 2011 to December 22, 2011, as reported by Bloomberg. This number has been rounded for ease of presentation. The liquidity of the market for the ETNs may vary materially over time.

December 22, 2011

[4] "Current Yield" equals the most recent quarterly coupon annualized and divided by the closing price of the ETNs on December 22, 2011, and rounded to one decimal place for ease of presentation. The current yield is not indicative of the coupon payments, if any, on the ETNs.

[5] Tracking fee as defined in the reopening pricing supplement dated November 15, 2011.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-576-3529.